Exhibit 1
All references to “our,” “STATS ChipPAC,” the “Company” or “STATS” prior to the consummation of the merger are to STATS ChipPAC Ltd. and its consolidated subsidiaries. This quarterly report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of their dates. These forward-looking statements are based on our current expectations and involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC, Inc. (“ChipPAC”) and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in our SEC filings, including our annual report on Form 20-F dated March 18, 2005, the Registration Statement on Form F-4 (file number 333-128061) of STATS ChipPAC and the Registration Statement on Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc., respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. References to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	December 31,	September 30,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$227,509	$218,099
Short-term marketable securities	2,060	17,144
Accounts receivable, net	149,650	202,254
Amounts due from affiliates	2,623	6,161
Other receivables	16,813	11,985
Inventories	54,690	59,378
Prepaid expenses and other current assets	38,836	27,117

Total current assets	492,181	542,138
Long-term marketable securities	18,121	18,150
Property, plant and equipment, net	1,035,803	1,056,276
Intangible assets	125,830	84,999
Goodwill	523,598	522,625
Prepaid expenses and other non-current assets	76,169	72,860

Total assets	$2,271,702	$2,297,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$68,573	$85,514
Payables related to property, plant and equipment purchases	51,638	67,455
Accrued operating expenses	63,899	89,920
Income taxes payable	2,038	2,176
Amounts due to affiliates	137	85
Current obligations under capital leases	7,587	7,013
Short-term debts and current installments of long-term debts	174,281	28,679

Total current liabilities	368,153	280,842
Obligations under capital leases, excluding current installments	10,771	5,483
Long-term debts, excluding current installments	642,175	776,732
Other non-current liabilities	50,362	63,369

Total liabilities	1,071,461	1,126,426
Minority interest	40,891	46,417
Share capital:
Ordinary shares — par value S$0.25, Authorized 3,200,000,000 shares Issued ordinary shares —1,944,330,450 and 1,975,918,440, respectively	298,233	302,996
Additional paid-in capital	1,507,612	1,516,959
Accumulated other comprehensive loss	(2,860)	(8,922)
Accumulated deficit	(643,635)	(686,828)

Total shareholders’ equity	1,159,350	1,124,205

Total liabilities and shareholders’ equity	$2,271,702	$2,297,048

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net revenues	$231,951	$301,298	$503,274	$799,790
Cost of revenues	(193,600)	(250,588)	(419,906)	(688,877)

Gross profit	38,351	50,710	83,368	110,913

Operating expenses:
Selling, general and administrative	28,286	34,041	50,187	100,092
Research and development	5,781	6,243	11,770	18,721
Restructuring charges	—	—	—	830
Other general expenses (income), net	11	(7)	(537)	(51)

Total operating expenses	34,078	40,277	61,420	119,592

Operating income (loss)	4,273	10,433	21,948	(8,679)

Other income (expense), net:
Interest income	1,388	1,822	3,722	4,210
Interest expense	(9,753)	(10,970)	(19,035)	(31,088)
Foreign currency exchange gain (loss)	151	880	(122)	560
Other non-operating income (expense), net	(438)	227	(792)	(1,160)

Total other income (expense), net	(8,652)	(8,041)	(16,227)	(27,478)

Income (loss) before income taxes	(4,379)	2,392	5,721	(36,157)
Income tax expense	(1,713)	(1,247)	(2,345)	(3,545)

Income (loss) before minority interest	(6,092)	1,145	3,376	(39,702)
Minority interest	(1,352)	(2,156)	(2,097)	(3,491)

Net income (loss)	$(7,444)	$(1,011)	$1,279	$(43,193)

Basic and diluted net income (loss) per ordinary share	$(0.00)	$(0.00)	$0.00	$(0.02)
Basic and diluted net income (loss) per ADS	$(0.05)	$(0.01)	$0.01	$(0.22)
Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	1,611,435	1,968,330	1,256,291	1,957,175
— diluted	1,611,435	1,968,330	1,267,468	1,957,175
ADS (in thousands) used in per ADS calculation:
— basic	161,144	196,833	125,629	195,717
— diluted	161,144	196,833	126,747	195,717

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Nine Months Ended
	September 30,
	2004	2005
Cash Flows From Operating Activities
Net income (loss)	$1,279	$(43,193)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	125,618	188,473
Amortization of leasing prepayments	18,828	19,750
Debt issuance cost amortization	1,343	1,389
Gain on sale of property, plant and equipment	(504)	(40)
Accretion of discount on convertible notes	8,570	5,802
Loss from repurchase and redemption of convertible notes	—	1,653
Foreign currency exchange (gain) loss	64	(337)
Deferred income taxes	(335)	3,294
Minority interest in income of subsidiary	2,097	3,491
(Gain) loss on sale of marketable securities	452	(13)
Others	419	897
Changes in operating working capital:
Accounts receivable	(18,901)	(52,604)
Amounts due from affiliates	5,384	(3,538)
Inventories	(4,517)	(4,738)
Other receivables, prepaid expenses and other assets	(59,605)	4,038
Accounts payable, accrued operating expenses and other payables	7,169	46,596
Amounts due to affiliates	(903)	(52)

Net cash provided by operating activities	86,458	170,868

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$124,056	$10,765
Proceeds from maturity of marketable securities	31,895	787
Purchases of marketable securities	(157,102)	(26,901)
Acquisition of subsidiaries, net of cash acquired	7,208	—
Acquisition of intangible assets	(330)	(2,608)
Purchases of property, plant and equipment	(221,002)	(152,003)
Others, net	7,126	2,014

Net cash used in investing activities	(208,149)	(167,946)

Cash Flows From Financing Activities
Repayment of short-term debts	$(18,481)	$(124,006)
Repayment of long-term debts	(5,419)	(25,687)
Proceeds from issuance of shares, net of expenses	1,203	13,519
Proceeds from issuance of senior notes, net of expenses	—	146,620
Repurchase and redemption of convertible notes	—	(167,263)
Proceeds from bank borrowings	44,066	152,550
(Increase) decrease in restricted cash	2,770	(1,490)
Capital lease payments	(5,805)	(10,013)
Contribution by minority interest in subsidiary	—	4,116

Net cash provided by (used in) financing activities	18,334	(11,654)

Net decrease in cash and cash equivalents	(103,357)	(8,732)
Effect of exchange rate changes on cash and cash equivalents	(300)	(678)
Cash and cash equivalents at beginning of the period	313,163	227,509

Cash and cash equivalents at end of the period	$209,506	$218,099

STATS CHIPPAC LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended September 30, 2005
(Unaudited)

Note 1:   Interim Statements
     The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company,” or “STATS” prior to the consummation of the merger), the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. This financial data should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 31, 2004 included in STATS ChipPAC’s 2004 Annual Report on Form 20-F. The accompanying unaudited condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. dollar as its functional currency. The Company’s Taiwan subsidiary, Winstek Semiconductor Corporation (“Winstek”), designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. dollar reporting currency, it is translated into U.S. dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.
     On August 5, 2004, STATS and ChipPAC, Inc. (“ChipPAC”) consummated the merger and ChipPAC became a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of the Company’s total shares outstanding. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd. Following the consummation of the merger, the financial results of STATS ChipPAC for the three and nine months ended September 30, 2005 reflect the financial results of combined company. The financial results for the three and nine months ended September 30, 2004 reflect the financial results of STATS for the full periods and the financial results of ChipPAC from August 5, 2004.
     On January 20, 2005, STATS ChipPAC, Inc. (formerly known as ST Assembly Test Services, Inc.) was merged into ChipPAC. The surviving entity was renamed STATS ChipPAC, Inc.
     On July 27, 2005, the Company’s Taiwan subsidiary, Winstek, issued 10,555,556 shares of its capital stock, par value NT$10, in a public offering at an offering price of NT$12.80 per share, resulting in the dilution of the Company’s interest in Winstek from 54.5% to 52.3%. The shares of Winstek are listed on the Taiwan over-the-counter securities market. The Company recognized the gain of $0.07 million on the dilution of interest within shareholders’ equity.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period or the fiscal year that ends on the Sunday nearest to December 31. The interim period ended on September 25, 2005, the Sunday nearest to September 30. For presentation purposes, our interim period has been presented as ending on September 30.
Recent Accounting Pronouncements
     In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular investments within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FSP EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF 03-1, The Meaning of Other Than Temporary Impairment,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. Adoption of EITF 03-01 did not have a material effect on the Company’s financial position, cash flows and results of operations.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). This statement revises SFAS No. 123, “Accounting for Stock-Based Compensation,” amends SFAS No. 95, "Statement of Cash Flows,” and supersedes APB No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS No. 123(R) will be effective for annual periods beginning after June 15, 2005, which is the Company’s first quarter of fiscal 2006. The Company presently accounts for stock-based compensation under the intrinsic method as further discussed below.
     In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”). SAB No. 107 provides the SEC staff position regarding the application of SFAS No. 123(R). SAB No. 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the requirements of
SFAS No. 123(R) and SAB No. 107 and expects that the adoption of SFAS No. 123(R) will have a material impact on the Company’s consolidated results of operations and earnings per share.
     In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. It also requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the effect of the adoption of SFAS No. 154 on the Company’s consolidated financial position or results of operations but does not expect it to have a material impact.
Stock-Based Compensation
     The Company’s employee stock option plan and employee stock purchase plan are accounted for in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.”
     In August 2004, the Company adopted an employee share purchase plan (“ESPP”) for the benefit of its employees. The ESPP qualifies in the United States of America under Section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company’s ordinary shares through periodic payroll deductions or lump sum payments at a price equal to 85.0% of the lower of the fair market value at the beginning or the end of the specified six-month offering period commencing on each February 15 and August 16, except for the first purchase period which commenced on September 1, 2004 and ended on February 14, 2005. Share purchases are limited to 15.0% of an employee’s eligible compensation. During the three and nine months ended September 30, 2005, a total of 9,041,130 and 13,812,130 of ordinary shares at a weighted average price of $0.52 and $0.53 per share, were issued through the ESPP. This is equivalent to 904,113 and 1,381,213 ADS at a weighted average price of $5.18 and $5.33 per ADS. The estimated weighted average fair value of the ESPP during the three and nine months ended September 30, 2005 was approximately $0.16 per share in each period, respectively.
     If compensation expense had been determined based on the grant date fair value for awards, in accordance with the provisions of SFAS No. 123, the Company’s net loss and loss per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per ordinary share and per ADS data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net income (loss) as reported	$(7,444)	$(1,011)	$1,279	$(43,193)
Add: Total stock-based employee compensation expenses included in reported net income, net of related tax effects	109	141	304	589
Deduct: Total stock-based employee compensation expenses determined under fair value method for all awards, net of related tax effects	(5,752)	(3,654)	(11,080)	(13,958)

Pro forma net income (loss)	$(13,087)	$(4,524)	$(9,497)	$(56,562)

Basic and diluted net income (loss) per share:
As reported	$(0.00)	$(0.00)	$0.00	$(0.02)
Pro forma	$(0.01)	$(0.00)	$(0.01)	$(0.03)

Basic and diluted net income (loss) per ADS:
As reported	$(0.05)	$(0.01)	$0.01	$(0.22)
Pro forma	$(0.08)	$(0.02)	$(0.08)	$(0.29)
     The following assumptions were used to determine the pro forma impact of accounting for stock options issued during the three months ended September 30, 2004 and 2005: (1) risk-free interest rate of 3.1% to 4.3% and 2.7% to 2.8%, respectively, (2) dividend yield of 0.0%, (3) expected life of 1 to 9 years and 9 years, respectively, and (4) volatility of 56.5% to 62.5% and 55.8% to 56.2%, respectively.
     The following assumptions were used to determine the pro forma impact of accounting for the employee stock purchase rights issued during the three months ended September 30, 2004 and 2005: (1) risk-free interest rate of 1.8% and 1.9%, respectively, (2) dividend yield of 0.0%, (3) expected life of 0.5 years and (4) volatility of 42.8% and 38.0%, respectively.
Other Comprehensive Loss
     The components of accumulated other comprehensive loss on December 31, 2004 and September 30, 2005 comprised the following (in thousands):

	December 31,	September 30,
	2004	2005
Currency translation loss	$5,865	$8,034
Unrealized (gain) loss on hedging instruments	(3,785)	181
Unrealized loss on available-for-sale marketable securities	780	707

	$2,860	$8,922

     Comprehensive income (loss) for the three and nine months ended September 30, 2004 and 2005 were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net income (loss)	$(7,444)	$(1,011)	$1,279	$(43,193)
Other comprehensive loss:
Unrealized gain (loss) on available-for-sale marketable securities	1,357	(216)	577	73
Realized gain on available-for-sale marketable securities included in net income (loss)	(512)	—	(439)	—
Unrealized gain (loss) on hedging instruments	429	(1,098)	429	(732)
Realized gain on hedging instruments included in net income (loss)	(330)	(158)	(330)	(3,234)
Foreign currency translation adjustment	(275)	(2,277)	(21)	(2,169)

Comprehensive income (loss)	$(6,775)	$(4,760)	$1,495	$(49,255)

Hedging Instruments
     The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Instruments and Certain Hedging Activities” and as further amended by Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The Company records derivative financial instruments in the consolidated financial statements at fair value. Changes in fair values of derivative financial instruments are either recognized in earnings or in shareholders’ equity as a component of other comprehensive income (loss) depending on whether the derivative financial instrument qualifies for hedge accounting as defined by SFAS No. 133. Changes in fair value of derivatives qualifying for hedge accounting are recorded in shareholders’ equity as a component of other comprehensive income (loss), and are reclassified to the income statement in the same period when hedged transactions are recognized in earnings. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.
     The Company has a series of foreign currency forward contracts to hedge the operating expenses denominated in Singapore Dollars, South Korean Won and Malaysia Ringgit in order to limit the fluctuations in these foreign currency exchange rates against the U.S. Dollar. All forward contracts qualify for hedge accounting as defined by SFAS No. 133. During the three and nine months ended September 30, 2005, the settlement of the foreign currency forward contracts resulted in an aggregate realized gain of $0.2 million and $3.1 million, respectively. In the three months ended June 30, 2005, the Company had entered into a series of gold forward contracts with total contract value of approximately $7 million. The purpose of the forward contract was to hedge the Company’s monthly requirements for gold wire in order to limit the fluctuations in gold prices. The settlement of gold forward contracts resulted in an aggregate realized gain of $0.1 million in the nine months ended September 30, 2005. At September 30, 2005, the total value of forward contracts amounted to approximately $68 million. At September 30, 2005, the Company recorded an aggregate unrealized loss of $0.2 million related to foreign currency forward contracts in accumulated other comprehensive loss.

Note 2:   Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 31,	September 30,
	2004	2005
Raw materials	$42,267	$45,611
Work-in-progress	11,472	12,568
Finished goods	951	1,199

	$54,690	$59,378

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	September 30,
	2004	2005
Leasing prepayments	$27,137	$14,441
Other prepayments and assets	4,004	6,094
Deferred income tax assets	2,422	875
Loans to vendors	4,879	5,329
Fixed deposits pledged for bank loans	394	378

	$38,836	$27,117

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 31,	September 30,
	2004	2005
Leasing prepayments	$7,071	$4,275
Deferred income tax assets	33,992	42,614
Fixed deposits pledged for bank loans	727	2,233
Other deposits	5,225	239
Loans to vendors	13,771	9,773
Debt issuance cost, net of accumulated amortization of $3,481 and $2,479	10,677	11,415
Others	4,706	2,311

	$76,169	$72,860

     Included in current and non-current loan to vendors are amounts of $5.0 million and $15.0 million extended by the Company in June 2003 and January 2004, respectively, to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor. The loans of $5.0 million and $15.0 million are repayable by quarterly installments of $0.4 million and $0.9 million up to June 2007 and December 2008, respectively. During the nine months ended September 30, 2005, $3.5 million was repaid.
     Property, plant and equipment consist of the following (in thousands):

	December 31,	September 30,
	2004	2005
Cost:
Freehold land	$6,147	$5,893
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	164,083	164,861
Equipment	1,404,959	1,566,744

Total cost	$1,595,053	$1,757,362

Total accumulated depreciation	$559,250	$701,086

Property, plant and equipment, net	$1,035,803	$1,056,276

     Intangible assets consist of the following (in thousands):

	December 31, 2004			September 30, 2005
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets
Tradenames	$7,700	$(458)	$7,242	$7,700	$(1,283)	$6,417
Technology and intellectual property	32,000	(1,333)	30,667	32,000	(3,733)	28,267
Customer relationships	99,300	(20,688)	78,612	99,300	(57,925)	41,375
Software and licenses	13,180	(3,871)	9,309	15,919	(6,979)	8,940

	$152,180	$(26,350)	$125,830	$154,919	$(69,920)	$84,999

     Amortization expense for intangible assets is summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Tradenames	$183	$275	$183	$825
Technology and intellectual property	533	800	533	2,400
Customer relationships	8,275	12,412	8,275	37,237
Software and licenses	816	954	1,039	3,097

	$9,807	$14,441	$10,030	$43,559

     Intangible assets are being amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

2005 (remaining three months)	$14,373
2006	36,142
2007	6,293
2008	5,307
2009	4,821
Thereafter	18,063

Total	$84,999

     The change in the carrying amount of goodwill for the nine months ended September 30, 2005 is as follows (in thousands):

Balance as of January 1, 2005	$523,598
Purchase adjustments	(973)

Balance as of September 30, 2005	$522,625

     The purchase adjustments resulted from the adjustments related to the decrease in the cost of acquisition of $0.5 million and decrease in the fair value of liabilities acquired of $0.5 million.
Note 3:   Lines of Credit and Other Borrowings
     The Company has an existing arrangement with Citibank, N.A. for a line of credit facility of $20.0 million. During the nine months ended September 30, 2005, $3.0 million and $15.0 million were utilized in the form of bank guarantees and letters of credit, respectively, against this facility and as of September 30, 2005, $2.0 million remains outstanding. Interest on any future borrowings under the unutilized facilities will be charged at the bank’s prevailing rate. The Company also has lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. for facilities of up to $50.0 million and $49.0 million, respectively. During the nine months ended September 30, 2005, $99.0 million was borrowed against these lines of credit to partly refinance the redemption of the $125.9 million aggregate principal of the 1.75% convertible notes due 2007 further described below. These lines of credit bore interest rate of 4.29% per annum during the nine months ended September 30, 2005. On July 20, 2005, the Company repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with proceeds from the offering of the 7.5% senior notes due 2010 described below and as of September 30, 2005, there were no outstanding balance on these loans.
     On July 19, 2005, the Company offered $150.0 million of 7.5% senior notes due 2010 in a private placement. The Company received approximately $146.6 million after deducting debt issuance costs. The net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. The Company intends to use the remaining proceeds for general corporate purposes and pending such use, the Company has invested the proceeds in short-term investments.
     The Company has a line of credit with Cho Hung Bank in South Korea with credit limits of $25.0 million. The line of credit bore interest at rates ranging from 2.8% to 4.4% per annum during the nine months ended September 30, 2005. In August 2005, the Company obtained a term loan facility of $15.0 million from Hana Bank. The Company also has two separate lines of credit with Hana Bank and the National Agricultural Cooperation Federation Bank in South Korea, with credit limits of $5.0 million and $14.0 million, respectively. During the nine months ended September 30, 2005, $8.5 million were borrowed against the term loan facility at an interest rate of 6.0% per annum. As of September 30, 2005, $8.5 million remains outstanding and $15.1 million were utilized in the form of letters of credit. The agreements for these facilities are subject to an annual review by the lenders for their continued use.
     The Company has two separate overdraft lines of credit with Korean Exchange Bank and Cho Hung Bank, with credit limits of 1.0 billion South Korean Won (approximately $1.0 million at September 30, 2005) and 2.0 billion South Korean Won (approximately $1.9 million at September 30, 2005), respectively. During the nine months ended September 30, 2005, no borrowings were made against either of these lines of credit. Both agreements are subject to an annual review by Korean Exchange Bank and Cho Hung Bank for the continued use of the credit line facility.
     The Company also has a line of credit with Southern Bank Bhd in Malaysia with a credit limit of $0.5 million per borrowing at the interest rate of 6.5% per annum. It is available for general corporate purposes. During the nine months ended September 30, 2005, the Company did not use this line of credit and there was no outstanding balance on this loan.
     The Company’s South Korean subsidiary had in 2004 entered into a master capital lease agreement with a third party to acquire equipment of approximately $20.9 million, of which aggregate principal of $12.5 million is outstanding as of September 30, 2005. Under terms of the agreement, the Company is required to repay monthly installments of approximately $0.2 million for each of the three scheduled equipment purchase over a period of 36 months commencing June 4, 2004, June 29, 2004 and August 6, 2004, respectively.
     Additionally, Winstek has NT$4.3 billion (approximately $128.5 million at September 30, 2005) of bank and credit facilities from various banks and financial institutions, of which $56.9 million borrowings is outstanding as of September 30, 2005. These credit facilities have varying interest rates ranging from 1.7% to 4.3% per annum and maturities ranging from 2006 through 2009.
Total Borrowings
     As of September 30, 2005, the Company’s total debt outstanding consisted of $817.9 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-term and short-term borrowings.
     On March 18, 2005, the Company redeemed $125.9 million aggregate principal amount of the 1.75% convertible notes due 2007 pursuant to demands for redemption from noteholders in accordance with the terms of the indenture governing the 1.75% convertible notes due 2007, at a redemption price equal to 110.081% of the principal amount being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. The Company financed the redemption from cash at hand and short-term borrowings of $99.0 million from the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities.
     On April 18, 2005, the registration statement for the exchange offer relating to the Company’s 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission (“SEC”). Pursuant to the exchange offer, the Company accepted tenders to exchange $213.9 million aggregate principal amount of the Company’s 6.75% senior notes due 2011 that were registered for a like principal amount of the Company’s then outstanding unregistered 6.75% senior notes due 2011.
     On July 19, 2005, the Company offered $150.0 million of 7.5% senior notes due 2010 in a private placement. The Company received approximately $146.6 million after deducting debt issuance costs. A portion of the net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. The Company intends to use the remaining proceeds for general corporate purposes and pending such use, the Company has invested the proceeds in short-term investments. In September 2005, the Company filed an exchange offer registration statement with the SEC. Pursuant to the exchange offer, the Company accepted tenders to exchange $150.0 million aggregate principal amount of the Company’s 7.5% senior notes due 2010 that were registered for a like principal amount of the Company’s then outstanding unregistered 7.5% senior notes due 2010.
Note 4:   Earnings Per Share
     Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” requires a reconciliation of the numerators and denominators of the basic and diluted per share computations. Basic earnings per share (“EPS”) are computed by dividing net income (loss) available to shareholders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. Diluted EPS is computed using the weighted average number of ordinary shares and all potentially dilutive ordinary shares outstanding during the period. In computing diluted EPS, the average ordinary share price for the period is used in determining the number of shares assumed to be purchased with the proceeds from the exercise of stock options and the if-converted method is used for determining the number of shares assumed issued from the conversion of the convertible notes. The if-converted method is performed on each convertible note independently to determine the dilutive or anti-dilutive effect of the convertible note. The if-converted method adds back to the net income or loss the associated debt issuance amortization and interest expense, net of tax effect and divides the resulting adjusted net income or loss by the total weighted average number of ordinary shares including the potentially dilutive ordinary shares assumed by conversion of the convertible note.
     For the three and nine months ended September 30, 2005, the Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares or the Company had net loss for the period, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of September 30, 2004 and 2005 follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Convertible debts	378,054	287,999	378,054	287,999
Stock options	137,285	113,332	62,384	113,332

     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005
Net income (loss)	$(7,444)	$(1,011)	$1,279	$(43,193)
Adjusted net income (loss)	$(7,444)	$(1,011)	$1,279	$(43,193)

Weighted average number of common shares outstanding (basic)	1,611,435	1,968,330	1,256,291	1,957,175
Weighted average dilutive stock options	—	—	11,177	—

Weighted average number of common and common equivalent shares outstanding (diluted)	1,611,435	1,968,330	1,267,468	1,957,175

Note 5:   Contingent Liabilities
     In connection with the merger with ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.3 million at September 30, 2005) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.6 million at September 30, 2005) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that the Company is not successful with the appeal, the maximum amount payable including potential interest and local surtax is estimated to be 28.2 billion South Korean Won (approximately $27.1 million at September 30, 2005). The Company does not believe that the outcome of the resolution of this matter will have a material adverse effect on its financial position, results of operations or cash flows. As of September 30, 2005, no accrual has been made. However, the Company’s evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.
Note 6:   Condensed Consolidating Financial Information
     In connection with the merger with ChipPAC, the Company assumed the $150.0 million 2.5% Convertible Subordinated Notes due 2008 issued by ChipPAC. In October 2004, in connection with the filing of the prospectus to register the resale of the Convertible Notes issued by ChipPAC, STATS ChipPAC, but not any of STATS ChipPAC’s direct or indirect subsidiaries, provided a full and unconditional guarantee of the Convertible Notes on a subordinated basis.
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. The Senior Notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by (1) ChipPAC, (2) STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC, Inc., STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L. and ChipPAC Liquidity Management Hungary Limited Liability Company (“Guarantor Subsidiaries”) and (3) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd. and Winstek (“Non-Guarantor Subsidiaries”) did not provide guarantees. In connection with the merger of STATS ChipPAC, Inc. into ChipPAC, the financial information of STATS ChipPAC, Inc. has been aggregated into ChipPAC.

     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by all of STATS ChipPAC’s subsidiaries, except STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Test Services Shanghai Co., Ltd., Winstek (“Non-Guarantor Subsidiaries”) and STATS ChipPAC Korea Ltd.
     The following is the consolidated financial information segregated between STATS ChipPAC as the parent company and guarantor of the Convertible Notes and issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; ChipPAC as issuer of the Convertible Notes and a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 31, 2004
In thousands of U.S. Dollars

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$184,824	$533	$1,976	$19,002	$21,174	$—	$227,509
Short-term marketable securities	—	—	—	787	1,273	—	2,060
Accounts receivable, net	66,875	—	—	70,444	12,331	—	149,650
Amounts due from affiliates	250,479	194,605	13,002	66,326	3,719	(525,508)	2,623
Other receivables	8,022	70	7,620	863	238	—	16,813
Inventories	19,916	—	23,868	4,572	6,334	—	54,690
Prepaid expenses and other current assets	32,971	1,525	273	740	3,327	—	38,836

Total current assets	563,087	196,733	46,739	162,734	48,396	(525,508)	492,181
Long-term marketable securities	18,097	—	—	—	24	—	18,121
Property, plant and equipment, net	391,523	4,912	199,234	176,780	263,530	(176)	1,035,803
Investment in subsidiaries	750,620	—	—	—	—	(750,620)	—
Intangible assets	1,398	2,802	1,816	118,358	1,456	—	125,830
Goodwill	—	—	312,758	102,591	106,040	2,209	523,598
Prepaid expenses and other non-current assets	41,686	487	28,242	184	5,570	—	76,169

Total assets	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$7,957	$2,314	$41,448	$2,148	$14,714	$(8)	$68,573
Payables related to property, plant and equipment purchases	20,028	4	9,610	8,268	13,728	—	51,638
Accrued operating expenses	36,773	8,307	4,382	6,953	7,484	—	63,899
Income taxes payable	—	13	1,555	450	20	—	2,038
Amounts due to affiliates	4,941	173	50,205	437,110	33,216	(525,508)	137
Current obligations under capital leases	805	—	6,782	—	—	—	7,587
Short-term debts and current installments of long-term debts	137,107	—	19,874	—	17,300	—	174,281

Total current liabilities	207,611	10,811	133,856	454,929	86,462	(525,516)	368,153
Obligations under capital leases, excluding current installments	—	—	10,771	—	—	—	10,771
Long-term debts, excluding current installments	399,182	200,000	—	—	42,993	—	642,175
Other non-current liabilities	268	—	35,792	10,189	4,113	—	50,362

Total liabilities	607,061	210,811	180,419	465,118	133,568	(525,516)	1,071,461

Minority interest	—	—	—	—	—	40,891	40,891
Total shareholders’ equity	1,159,350	(5,877)	408,370	95,529	291,448	(789,470)	1,159,350

Total liabilities and shareholders’ equity	$1,766,411	$204,934	$588,789	$560,647	$425,016	$(1,274,095)	$2,271,702

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2004
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$362,009	$4,120	$58,034	$109,086	$48,881	$(78,856)	$503,274
Cost of revenues	(303,222)	(94)	(50,416)	(102,584)	(42,506)	78,916	(419,906)

Gross profit	58,787	4,026	7,618	6,502	6,375	60	83,368

Operating expenses:
Selling, general and administrative	30,851	3,354	1,340	11,316	3,326	—	50,187
Research and development	8,878	464	1,407	525	496	—	11,770
Other general expenses (income), net	(581)	—	—	44	—	—	(537)

Total operating expenses	39,148	3,818	2,747	11,885	3,822	—	61,420

Operating income (loss)	19,639	208	4,871	(5,383)	2,553	60	21,948

Other income (expense), net:
Interest income	3,532	3	22	420	96	(351)	3,722
Interest expense	(12,851)	(1,334)	(535)	(3,524)	(1,142)	351	(19,035)
Foreign currency exchange gain (loss)	(123)	—	(230)	127	104	—	(122)
Equity loss from investment in subsidiaries	(6,929)	(5,883)	—	1,907	—	10,905	—
Other non-operating income (expense), net	(1,055)	(22)	—	43	242	—	(792)

Total other income (expense), net	(17,426)	(7,236)	(743)	(1,027)	(700)	10,905	(16,227)

Income (loss) before income taxes	2,213	(7,028)	4,128	(6,410)	1,853	10,965	5,721
Income tax benefit (expense)	(993)	(10)	(1,288)	(393)	339	—	(2,345)

Income (loss) before minority interest	1,220	(7,038)	2,840	(6,803)	2,192	10,965	3,376
Minority interest	—	—	—	—	—	(2,097)	(2,097)

Net income (loss)	$1,220	$(7,038)	$2,840	$(6,803)	$2,192	$8,868	$1,279

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2004
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$1,220	$(7,038)	$2,840	$(6,803)	$2,192	$8,868	$1,279
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	82,897	242	6,526	16,350	19,663	(60)	125,618
Amortization of leasing prepayments	18,828	—	—	—	—	—	18,828
Debt issuance cost amortization	1,230	—	—	—	113	—	1,343
(Gain) loss on sale of property, plant and equipment	(581)	32	—	—	45	—	(504)
Accretion of discount on convertible notes	8,900	—	—	(330)	—	—	8,570
Foreign currency exchange (gain) loss	(23)	—	231	(129)	(15)	—	64
Deferred income taxes	29	—	—	—	(364)	—	(335)
Minority interest in income of subsidiary	—	—	—	—	—	2,097	2,097
Equity loss (gain) from investment in subsidiaries	6,929	5,883	—	(1,907)	—	(10,905)	—
Gain on sale of marketable securities	501	—	—	—	(49)	—	452
Others	581	—	—	—	(162)	—	419
Changes in operating working capital:
Accounts receivable	(9,644)	—	—	(5,074)	(4,183)	—	(18,901)
Amounts due from affiliates	(32,443)	5,157	(113)	2,272	15,818	14,693	5,384
Inventories	(3,861)	—	(1,295)	953	(314)	—	(4,517)
Other receivables, prepaid expenses and other assets	(57,635)	(1,285)	(50)	(252)	(383)	—	(59,605)
Accounts payable, accrued operating expenses and other payables	22,833	(3,198)	(3,068)	(5,547)	(3,851)	—	7,169
Amounts due to affiliates	(3,250)	168	4,036	9,573	3,263	(14,693)	(903)

Net cash provided by operating activities	36,511	(39)	9,107	9,106	31,773	—	86,458

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$100,133	$—	$—	$—	$23,923	$—	$124,056
Proceeds from maturity of marketable securities	31,895	—	—	—	—	—	31,895
Purchases of marketable securities	(137,124)	—	—	—	(19,978)	—	(157,102)
Cash injection in subsidiary	(4,680)	—	—	—	—	4,680	—
Acquisition of subsidiaries, net of cash acquired	(9,369)	—	—	—	—	16,577	7,208
Acquisition of intangible assets	—	(352)	(43)	65	—	—	(330)
Purchases of property, plant and equipment	(137,924)	(873)	(17,517)	(10,022)	(54,666)	—	(221,002)
Others, net	5,757	—	(2)	1,415	(44)	—	7,126

Net cash used in investing activities	(151,312)	(1,225)	(17,562)	(8,542)	(50,765)	21,257	(208,149)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$35	$—	$—	$(18,516)	$—	$(18,481)
Repayment of long-term debts	—	—	—	—	(5,419)	—	(5,419)
Proceeds from issuance of shares, net of expenses	1,203	—	—	—	4,680	(4,680)	1,203
Proceeds from bank borrowings	—	—	5,561	—	38,505	—	44,066
Decrease in restricted cash	—	—	—	—	2,770	—	2,770
Capital lease payments	(1,283)	—	(1,119)	(2,663)	(740)	—	(5,805)

Net cash provided by (used in) financing activities	(80)	35	4,442	(2,663)	21,280	(4,680)	18,334

Net increase (decrease) in cash and cash equivalents	(114,881)	(1,229)	(4,013)	(2,099)	2,288	16,577	(103,357)
Effect of exchange rate changes on cash and cash equivalents	(409)	—	—	—	109	—	(300)
Cash and cash equivalents at beginning of the period	297,165	2,426	7,139	5,519	17,491	(16,577)	313,163

Cash and cash equivalents at end of the period	$181,875	$1,197	$3,126	$3,420	$19,888	$—	$209,506

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS
As of September 30, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$155,245	$825	$4,302	$37,459	$20,268	$—	$218,099
Short-term marketable securities	—	—	—	—	17,144	—	17,144
Accounts receivable, net	80,683	—	—	107,498	14,073	—	202,254
Amounts due from affiliates	335,874	202,116	13,380	89,308	5,292	(639,809)	6,161
Other receivables	3,597	319	6,976	483	610	—	11,985
Inventories	22,027	—	21,758	4,227	11,366	—	59,378
Prepaid expenses and other current assets	20,346	1,498	1,725	373	3,175	—	27,117

Total current assets	617,772	204,758	48,141	239,348	71,928	(639,809)	542,138
Long-term marketable securities	18,127	—	—	—	23	—	18,150
Property, plant and equipment, net	349,267	4,909	239,476	204,443	258,287	(106)	1,056,276
Investment in subsidiaries	732,244	11,543	—	—	—	(743,787)	—
Intangible assets	1,657	2,396	1,723	77,750	1,473	—	84,999
Goodwill	—	—	312,337	102,385	105,694	2,209	522,625
Prepaid expenses and other non-current assets	31,503	297	33,334	389	7,337	—	72,860

Total assets	$1,750,570	$223,903	$635,011	$624,315	$444,742	$(1,381,493)	$2,297,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$19,879	$111	$37,067	$6,765	$21,692	$—	$85,514
Payables related to property, plant and equipment purchases	18,857	—	24,819	11,137	12,642	—	67,455
Accrued operating expenses	54,177	12,217	6,071	7,419	10,036	—	89,920
Income taxes payable	—	33	1,555	588	—	—	2,176
Amounts due to affiliates	8,535	1,301	73,133	517,583	39,342	(639,809)	85
Current obligations under capital leases	—	—	7,013	—	—	—	7,013
Short-term debts and current installments of long-term debts	—	—	15,127	—	13,552	—	28,679

Total current liabilities	101,448	13,662	164,785	543,492	97,264	(639,809)	280,842
Obligations under capital leases, excluding current installments	—	—	5,483	—	—	—	5,483
Long-term debts, excluding current installments	524,850	200,000	8,500	—	43,382	—	776,732
Other non-current liabilities	67	—	47,345	11,329	4,628	—	63,369

Total liabilities	626,365	213,662	226,113	554,821	145,274	(639,809)	1,126,426

Minority interest	—	—	—	—	—	46,417	46,417
Total shareholders’ equity	1,124,205	10,241	408,898	69,494	299,468	(788,101)	1,124,205

Total liabilities and shareholders’ equity	$1,750,570	$223,903	$635,011	$624,315	$444,742	$(1,381,493)	$2,297,048

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Net revenues	$310,388	$30,486	$262,822	$464,025	$109,927	$(377,858)	$799,790
Cost of revenues	(265,635)	(309)	(243,253)	(417,460)	(98,575)	336,355	(688,877)

Gross profit	44,753	30,177	19,569	46,565	11,352	(41,503)	110,913

Operating expenses:
Selling, general and administrative	32,744	18,787	6,416	71,679	6,103	(35,637)	100,092
Research and development	7,656	4,325	5,009	6,587	1,070	(5,926)	18,721
Restructuring charges	734	—	—	96	—	—	830
Other general expenses (income), net	(31)	—	—	(20)	—	—	(51)

Total operating expenses	41,103	23,112	11,425	78,342	7,173	(41,563)	119,592

Operating income (loss)	3,650	7,065	8,144	(31,777)	4,179	60	(8,679)

Other income (expense), net:
Interest income	17,422	14	133	1,736	103	(15,198)	4,210
Interest expense	(22,623)	(6,290)	(2,380)	(13,702)	(1,291)	15,198	(31,088)
Foreign currency exchange gain (loss)	(511)	(1)	(236)	860	448	—	560
Equity loss from investment in subsidiaries	(39,421)	(229)	—	—	—	39,650	—
Other non-operating income (expense), net	(1,638)	(76)	(7)	152	409	—	(1,160)

Total other income (expense), net	(46,771)	(6,582)	(2,490)	(10,954)	(331)	39,650	(27,478)

Loss before income taxes	(43,121)	483	5,654	(42,731)	3,848	39,710	(36,157)
Income tax benefit (expense)	(72)	(28)	(2,557)	(1,402)	514	—	(3,545)

Income (loss) before minority interest	(43,193)	455	3,097	(44,133)	4,362	39,710	(39,702)
Minority interest	—	—	—	—	—	(3,491)	(3,491)

Net income (loss)	$(43,193)	$455	$3,097	$(44,133)	$4,362	$36,219	$(43,193)

STATS CHIPPAC LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2005
In thousands of U.S. Dollars
(Unaudited)

			STATS		Non-
	STATS		ChipPAC	Guarantor	Guarantor
	ChipPAC	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
Cash Flows From Operating Activities
Net income (loss)	$(43,193)	$455	$3,097	$(44,133)	$4,362	$36,219	$(43,193)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	61,200	1,625	30,437	63,602	31,669	(60)	188,473
Amortization of leasing prepayments	19,750	—	—	—	—	—	19,750
Debt issuance cost amortization	1,304	85	—	—	—	—	1,389
(Gain) loss on sale of property, plant and equipment	(31)	—	(9)	(62)	62	—	(40)
Accretion of discount on convertible notes	5,802	—	—	—	—	—	5,802
Loss from repurchase and redemption of convertible notes	1,653	—	—	—	—	—	1,653
Foreign currency exchange (gain) loss	70	—	—	168	(575)	—	(337)
Deferred income taxes	—	—	2,557	1,140	(403)	—	3,294
Minority interest in income of subsidiary	—	—	—	—	—	3,491	3,491
Equity loss from investment in subsidiaries	39,421	229	—	—	—	(39,650)	—
Gain on sale of marketable securities	—	—	—	—	(13)	—	(13)
Others	423	99	344	139	(108)	—	897
Changes in operating working capital:
Accounts receivable	(13,808)	—	—	(37,054)	(1,742)	—	(52,604)
Amounts due from affiliates	(85,396)	(4,457)	(378)	(9,517)	(1,573)	97,783	(3,538)
Inventories	(2,111)	—	2,110	295	(5,032)	—	(4,738)
Other receivables, prepaid expenses and other assets	6,030	197	(2,230)	227	(186)	—	4,038
Accounts payable, accrued operating expenses and other payables	29,575	1,565	153	5,746	9,557	—	46,596
Amounts due to affiliates	3,593	1,129	22,928	63,955	6,126	(97,783)	(52)

Net cash provided by operating activities	24,282	927	59,009	44,506	42,144	—	170,868

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$—	$10,765	$—	$10,765
Proceeds from maturity of marketable securities	—	—	—	787	—	—	787
Purchases of marketable securities	—	—	—	—	(26,901)	—	(26,901)
Cash injection in subsidiary	(25,587)	—	—	—	—	25,587	—
Acquisition of intangible assets	(401)	(540)	(739)	(667)	(261)	—	(2,608)
Purchases of property, plant and equipment	(33,687)	(120)	(57,896)	(57,262)	(42,469)	39,431	(152,003)
Others, net	17,893	10	3,267	9,629	10,646	(39,431)	2,014

Net cash used in investing activities	(41,782)	(650)	(55,368)	(47,513)	(48,220)	25,587	(167,946)

Cash Flows From Financing Activities
Repayment of short-term debts	$(100,464)	$—	$(17,628)	$—	$(5,914)	$—	$(124,006)
Repayment of long-term debts	—	—	—	—	(25,687)	—	(25,687)
Proceeds from issuance of shares, net of expenses	13,519	—	—	21,479	8,224	(29,703)	13,519
Proceeds from issuance of senior notes, net of expenses	146,620	—	—	—	—	—	146,620
Repurchase and redemption of convertible notes	(167,263)	—	—	—	—	—	(167,263)
Proceeds from bank borrowings	100,464	—	21,382	—	30,704	—	152,550
Increase in restricted cash	—	—	(11)	—	(1,479)	—	(1,490)
Capital lease payments	(4,955)	—	(5,058)	—	—	—	(10,013)
Contribution by minority interest in subsidiary	—	—	—	—	—	4,116	4,116

Net cash provided by (used in) financing activities	(12,079)	—	(1,315)	21,479	5,848	(25,587)	(11,654)

Net increase (decrease) in cash and cash equivalents	(29,579)	277	2,326	18,472	(228)	—	(8,732)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(678)	—	(678)

Cash and cash equivalents at beginning of the period	184,824	548	1,976	18,987	21,174	—	227,509

Cash and cash equivalents at end of the period	$155,245	$825	$4,302	$37,459	$20,268	$—	$218,099

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     All references to “our,” “STATS ChipPAC,” the “Company” or “STATS” prior to the consummation of the merger are to STATS ChipPAC Ltd. and its consolidated subsidiaries. References to “U.S. GAAP” are to accounting principles generally accepted in the United States of America and references to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on September 30, 2005 was 1,042.40 South Korean Won per $1.00 for cable transfers in South Korean Won, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won amounts have been translated into U.S. dollar amounts, based on this exchange rate.
Overview
     STATS ChipPAC is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets.
     In August 2004, we completed the merger with ChipPAC, Inc. which resulted in ChipPAC, Inc. becoming a wholly-owned subsidiary of STATS. In the merger, former ChipPAC stockholders received 0.87 American Depositary Shares of STATS for each share of ChipPAC Class A common stock, par value $0.01 per share (the “ChipPAC Class A common stock”), owned by such stockholder. Upon consummation of the merger, STATS’ and ChipPAC’s former shareholders owned approximately 56% and 44%, respectively, of our total shares outstanding. Subsequent to the merger, STATS was renamed STATS ChipPAC Ltd. The financial results of the combined company for the three and nine months ended September 30, 2005 reflect those of STATS and ChipPAC and the financial results for the three and nine months ended September 30, 2004 reflect the financial results of STATS for the full periods and the financial result of ChipPAC from August 5, 2004. As a result, changes in our operating results for the three and nine months ended September 30, 2005 as compared with the three and nine months ended September 30, 2004 are due generally to the acquisition of ChipPAC and the inclusion of ChipPAC’s operating results from August 5, 2004. Further, because ChipPAC’s operating results have not been included for the periods prior to August 5, 2004, and in any case for the reasons mentioned in “Item 3.D. Risk Factors — Our operating results have fluctuated, and may continue to fluctuate, from quarter to quarter, which may make it difficult to predict our future performance” and elsewhere in our annual report on Form 20-F dated March 18, 2005, the Registration Statement on Form F-4 (file number 333-128061) and Registration Statement on Form S-3/F-3 (file numbers 333-119705 and 333-119705-1), the period-to-period comparisons of our operating results are not meaningful and you should not use such comparisons to predict our future performance.
Results of Operations
Three and nine months ended September 30, 2005 compared to three and nine months ended September 30, 2004
     Revenues. We derive revenues primarily from test and packaging of array and leaded packages. Net revenues were $301.3 million and $799.8 million for the three and nine months ended September 30, 2005, respectively, an increase of 29.9% and 58.9% compared to $232.0 million and $503.3 million for the three and nine months ended September 30, 2004, respectively. The increase was mainly from ChipPAC’s operations which were consolidated since August 5, 2004. Effective from our merger, revenue attributable to ChipPAC’s operations has had a relatively larger impact on our packaging revenues than on our test revenues.
     Our packaging revenue in the three and nine months ended September 30, 2005 increased 42.4% and 101.1% to $218.4 million and $575.6 million, respectively, compared to the same periods in 2004. Unit volumes of our total packaging were 5% higher than in the prior quarter and increased 32.5%, or $93.4 million, and 133.3%, or $321.1 million, in the three and nine months ended September 30, 2005, respectively, as compared to the same periods in 2004. We experienced increased demand for our 3-D packaging, Fine Pitch Ball Grid Array and Plastic Ball Grid Array packaging in the three and nine months ended September 30, 2005. The average selling prices for our services have generally declined over product life cycles. Average selling prices per pin for packaging services for the three and nine months ended September 30, 2005 decreased 11.6%, or

$28.4 million, and 5.3%, or $31.7 million, respectively, compared to the three and nine months ended September 30, 2004, due primarily to changes in product mix. Test revenue for the three and nine months ended September 30, 2005 increased 5.5% and 3.3% to $82.9 million and $224.1 million, respectively, compared to the three and nine months ended September 30, 2004. Our increase in test revenue from our acquisition of ChipPAC was partially offset by declining average selling prices.
     For the three and nine months ended September 30, 2005, revenues from the communications market decreased by 1.1% and 7.2% over the three and nine months ended September 30, 2004, respectively, and contributed 56.5% and 54.9% of our revenues in the three and nine months ended September 30, 2005, respectively, as compared to 57.6% and 62.1% of our revenues in the three and nine months ended September 30, 2004, respectively. The revenue from the communications market remained relatively strong with continued demand for more complex, higher functionality mobile phone and infrastructure products. Revenue from personal computers market in the three and nine months ended September 30, 2005 decreased by 3.2% and 0.7% as compared to the same periods in 2004, and contributed 18.3% and 21.8% of our revenues in the three and nine months ended September 30, 2005, respectively, as compared to 21.5% and 22.5% of our revenues in the three and nine months ended September 30, 2004. We expect to continue to be dependent on the communications and personal computer markets for a substantial portion of our revenues.
     Gross Profit. Gross profit was $50.7 million and $110.9 million during the three and nine months ended September 30, 2005, respectively, an increase of $12.3 million and $27.5 million as compared to $38.4 million and $83.4 million for the three and nine months ended September 30, 2004, respectively. Gross margin as a percentage of revenue was 16.8% and 13.9% for the three and nine months ended September 30, 2005, respectively, as compared to 16.5% and 16.6% in the same periods in 2004. For the nine months ended September 30, 2005, gross profit decreased primarily as a result of lower overall average selling prices, changes in product mix, and increase in cost of materials, partially offset by higher equipment utilization, depreciation savings from the change in equipment useful lives commencing in the third quarter of 2004 and continued cost control measures, including a reduction in work force. Overall equipment utilization was approximately 75% for the three months ended September 30, 2005 as compared to approximately 70% in the corresponding period in 2004 and approximately 71% in the preceding three months ended June 30, 2005. We continued to see pressure to reduce average selling prices during the three months ended September 30, 2005. Our cost of revenues consists principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors such as higher substrate, gold and oil prices which affected our cost of materials and the adverse effect of the strengthening of the Singapore dollar and South Korean won against the U.S. dollar when compared to the same period in 2004.
     Selling, General and Administrative. Selling, general and administrative expenses were $34.0 million and $100.1 million for the three and nine months ended September 30, 2005, respectively, an increase of 20.3% and 99.4% as compared to $28.3 million and $50.2 million in the three and nine months ended September 30, 2004, respectively. As a percentage of revenues, selling, general and administrative expenses were 11.3% and 12.5% for the three and nine months ended September 30, 2005, respectively, compared to 12.2% and 10.0% for the three and nine months ended September 30, 2004, respectively. The increase in selling, general and administrative expenses was due primarily to the higher headcount resulting from our merger with ChipPAC and the inclusion of merger and integration expenses and ChipPAC expenses which amounted to approximately $28.2 million and $84.3 million for the three and nine months ended September 30, 2005, respectively. The merger and integration expenses and ChipPAC expenses included the amortization of the intangible assets which amounted to $12.7 million and $38.1 million for the three and nine months ended September 30, 2005, respectively, and stock-based compensation expenses of $0.1 million and $0.6 million for the three and nine months ended September 30, 2005, respectively, resulting mainly from the expensing of the unearned compensation on unvested options recorded in the ChipPAC acquisition. The increase was partially offset by continued measures to control costs and manage discretionary expenses in the three and nine months ended September 30, 2005 as compared to the same periods in 2004.
     Research and Development. Research and development expenses were $6.2 million and $18.7 million for the three and nine months ended September 30, 2005 as compared to $5.8 million and $11.8 million for the three and nine months ended September 30, 2004, an increase of $0.4 million and $6.9 million, respectively. Research and development expenses had increased due primarily to the inclusion of ChipPAC expenses which amounted to $5.3 million and $13.9 million for the three and nine months ended September 30, 2005, respectively, inclusive of the amortization of the acquired intangible assets which amounted to $0.8 million and $2.4 million for the three and nine months ended September 30, 2005, respectively. However, these expenses were partially offset by depreciation savings from the change in equipment useful lives and continued measures to control costs and manage discretionary expenses.
     Restructuring Charges. During the three months ended March 31, 2005, certain restructuring plans were executed to realign our organization and reduce operating costs to better align our expenses with revenues. During the three months ended March 31, 2005, we had a total reduction in workforce of 88 employees related to the restructuring. Severance and related charges of $0.8 million were expensed in the three months ended March 31, 2005. There were no restructuring charges incurred during the three months ended June 30, 2005 and September 30, 2005 or the three and nine months ended September 30, 2004.
     Net Interest Income (Expense). Net interest expense was $9.1 million and $26.9 million for the three and nine months ended September 30, 2005, respectively, as compared to $8.4 million and $15.3 million for the three and nine months ended September 30, 2004, respectively. Net interest expense consisted of interest income of $1.8 million and $4.2 million and interest expense of $11.0 million and $31.1 million in the three and nine month period ended September 30, 2005, respectively, as compared to interest income of $1.4 million and $3.7 million and interest expense of $9.8 million and $19.0 million in the three and nine month period ended September 30, 2004, respectively. The increase in interest expense was due primarily to interest on debts assumed as a result of our merger with ChipPAC, and our accrued interest on the $215.0 million 6.75% senior notes due 2011 issued in November 2004, the $150.0 million 7.5% senior notes due 2010 issued in July 2005, increase in foreign loans of $8.5 million in Korea and the $99.0 million short-term debts which were borrowed and repaid during the nine months ended September 30, 2005. This increase was partially offset by the reduction in interest expense as a result of our redemption and repurchase of $168.5 million (out of $200.0 million) aggregate principal amount of our 1.75% convertible notes due 2007 and repayment of long-term debts in Korea and Taiwan. Total outstanding interest-bearing debt was $817.9 million and $802.2 million as of September 30, 2005 and 2004, respectively.
     Foreign Currency Exchange Gain (Loss). Net foreign currency exchange gain or (loss) was $0.9 million and $0.6 million for the three and nine months ended September 30, 2005, respectively, as compared to net foreign currency exchange gain or (loss) of $0.2 million and $(0.1) million for the three and nine months ended September 30, 2004, respectively. These non-cash losses and gains were due primarily to the fluctuations between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won and the Japanese Yen.
     Other Non-Operating Income (Expense), Net. Net other non-operating income or (expense) was $0.2 million and $(1.2) million in the three and nine months ended September 30, 2005, respectively, as compared to net other non-operating expense of $(0.4) million and $(0.8) million for the three and nine months ended September 30, 2004, respectively. The increase in other non-operating expense in the nine months ended September 30, 2005 resulted from the write-off of capitalized debt issuance cost of $1.7 million from the repurchase and redemption of our 1.75% convertible notes due 2007 during the period.
     Income Taxes. We have recorded a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized. In the event that deferred tax assets would be realizable in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. We have a mix of tax rates across the various jurisdictions in which we do business. Our primary tax jurisdictions are Singapore, South Korea, China, Malaysia, Taiwan and the United States of America. Our consolidated income taxes were $1.2 million and $3.5 million for the three and nine months ended September 30, 2005, respectively, as compared to $1.7 million and $2.3 million for the three and nine months ended September 30, 2004, respectively.
Liquidity and Capital Resources
     Our principal source of liquidity as of September 30, 2005 consisted of $253.4 million of cash, cash equivalents and marketable securities. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity and to replace packaging and testing equipment from time to time. We expect this to be about $300.0 million in 2005 as our capital expenditure spending continues to be targeted at demand that we see from our customers. We spent

$172.0 million on capital expenditures during the nine months ended September 30, 2005, as compared to $212.7 million during the nine months ended September 30, 2004.
Total Borrowings
     As of September 30, 2005, our total debt outstanding consisted of $817.9 million of borrowings, which included $150.0 million of 7.5% senior notes due 2010, $215.0 million of 6.75% senior notes due 2011, $31.5 million of 1.75% convertible notes due 2007, $115.0 million of zero coupon convertible notes due 2008, $50.0 million of 8.0% convertible subordinated notes due 2011, $150.0 million of 2.5% convertible subordinated notes due 2008, and other long-and short-term borrowings.
     On January 14, 2005, we repurchased an additional $26.1 million aggregate principal amount of the 1.75% convertible notes due 2007 with our existing cash on hand. On March 18, 2005, we redeemed $125.9 million aggregate principal amount of our 1.75% convertible notes due 2007 pursuant to demands for redemption from note holders in accordance with the indenture governing our 1.75% convertible notes due 2007. We paid a total amount of $138.6 million (excluding interest) in respect of the redeemed convertible notes. We financed the redemption from cash and short-term borrowings.
     On March 17, 2005, we drew down a total of $99.0 million under our lines of credit with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. to pay part of the purchase price for the redemption of the 1.75% convertible notes due 2007 described above. On July 20, 2005, we repaid the Oversea-Chinese Banking Corporation Limited and Bank of America N.A. facilities with proceeds from the offering of the 7.5% senior notes due 2010 described below.
     On April 18, 2005, our registration statement for our exchange offer relating to our 6.75% senior notes due 2011 was declared effective by the U.S. Securities and Exchange Commission (“SEC”). Pursuant to the exchange offer, we accepted tenders to exchange $213.9 million aggregate principal amount of our 6.75% senior notes due 2011 that were registered for a like principal amount of our then outstanding unregistered 6.75% senior notes due 2011.
     On July 19, 2005, we offered $150.0 million of 7.5% senior notes due 2010 in a private placement. We received approximately $146.6 million after deducting debt issuance costs. A portion of the net proceeds were used to repay the $99.0 million outstanding with Oversea-Chinese Banking Corporation Limited and Bank of America N.A. We intend to use the remaining proceeds for general corporate purposes and pending such use, we have invested the proceeds in short-term investments. In September 2005, the Company filed an exchange offer registration statement with the SEC. Pursuant to the exchange offer, we accepted tenders to exchange $150.0 million aggregate principal amount of our 7.5% senior notes due 2010 that were registered for a like principal amount of our then outstanding unregistered 7.5% senior notes due 2010.
Current and Expected Liquidity
     As of September 30, 2005, we had available lines of credit and banking facilities consisting of loans, letter of credits and bank guarantees, including those available to our consolidated subsidiaries, amounting to an aggregate of $312.9 million, of which $125.4 million was utilized. We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements, as well as capital lease and debt service repayment obligations for the next twelve months.
     If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financings will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or creditors.
     We will continue to be exposed to fluctuations in currency exchange rates and interest rates and we may continue to employ derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to manage our foreign exchange and interest rate exposures.

Special Tax Status
     We were previously granted pioneer status under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore, for “Subcontract Assembly And Testing Of Integrated Circuits Including Wafer Probing Services”. In December 2003, an application was submitted to the Singapore Economic Development Board (“EDB”) to revoke our pioneer status granted from January 1, 1996 to December 31, 2003. Our pioneer trade was in a tax loss position due to the substantial amount of capital allowances claimed arising from capital expenditure on our plant and machinery and trade losses in certain years. As a result, we had not enjoyed any tax exemption in respect of our income arising from the pioneer activities. On the other hand, we have paid taxes in respect of our interest and rental income, as losses arising from the pioneer trade cannot be set-off against the non-qualifying income during the pioneer incentive period due to the application of the law in respect of the pioneer incentive. In September 2004, the application to revoke retroactively our pioneer status was approved by the EDB. Accordingly, we recorded $5.0 million of tax recoverable in December 2004 related to the expected refund of taxes paid previously on interest and rental income as the unutilized tax losses and capital allowances arising from the trading activities would then be allowed to set-off against the income derived in the previous years. We received a partial refund of taxes amounting to $4.6 million in April 2005. We are in the process of working with the EDB for a new tax incentive for our Singapore operations.
Off-Balance Sheet Arrangements and Contractual Obligations
     Other than the guarantee provided on our 2.5% convertible subordinated notes due 2008, 6.75% senior notes due 2011 and 7.5% senior notes due 2010, and the tax guarantee to the South Korean Tax Authorities as discussed below, we have no performance guarantees. We also have no investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements, purchase obligations and contingent payments to Cirrus Logic, Inc., assumed in the merger with ChipPAC, with respect to the purchase of test assets. Our total off-balance sheet obligations are approximately $284.6 million as of September 30, 2005.
     Our total commitments on our loans, capital lease, operating leases, and other agreements as of September 30, 2005, were as follows (in thousands):

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
On balance sheet commitments:
1.75% convertible notes due 2007 (1)	$—	$35,294	$—	$—	$35,294
Zero coupon convertible notes due 2008 (1)(2)	—	—	124,556	—	124,556
2.5% convertible subordinated notes due 2008	—	150,000	—	—	150,000
8% convertible subordinated notes due 2011	—	—	—	50,000	50,000
6.75% senior notes due 2011	—	—	—	215,000	215,000
7.5% senior notes due 2010	—	—	150,000	—	150,000
Capital lease obligations	7,013	5,483	—	—	12,496
Long-term loans	13,552	46,031	5,851	—	65,434
Short-term loans	15,127	—	—	—	15,127

Total on balance sheet commitments	35,692	236,808	280,407	265,000	817,907

Off balance sheet commitments:
Operating leases	12,558	17,921	16,448	58,635	105,562
Royalty/ licensing agreements	512	1,182	158	—	1,852
Contingent payments to Cirrus	813	1,000	—	—	1,813
Purchase obligations
- Capital commitments	69,640	—	—	—	69,640
- Inventory purchase commitments	105,734	—	—	—	105,734

Total off balance sheet commitments	189,257	20,103	16,606	58,635	284,601

Total commitments	$224,949	$256,911	$297,013	$323,635	$1,102,508

(1)	On maturity of the 1.75% convertible notes due 2007 and zero coupon convertible notes due 2008, we are required to pay the note holders 117.665% and 123.4% of the principal amounts, respectively.

(2)	Holders of our zero coupon convertible notes due 2008 have the right to require us to repurchase all or a portion of their convertible notes on November 7, 2007.
Contingencies
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $15.3 million at September 30, 2005) was made by the South Korean National Tax Service (“NTS”), relating to withholding tax not collected on the interest income on the loan between the ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. The prevailing tax treaty does not require withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”) and believes that the assessment will be overturned. On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.6 million at September 30, 2005) was made on January 9, 2004, for the interest from October 2001 to May 2002. ChipPAC has applied for the MAP and obtained an approval for a suspension of the proposed assessment by providing a corporate guarantee amounting to the additional taxes. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax is estimated to be 28.2 billion South Korean Won (approximately $27.1 million at September 30, 2005). We do not believe that the outcome of the resolution of this matter will have a material adverse effect on our financial position, results of operations or cash flows. As of September 30, 2005, no accrual has been made. However, our evaluation of the likely impact of the above contingent liabilities could change in the future and may result in additional liability assumed in the initial purchase of ChipPAC.
Cash Flows From Operating Activities
     For the nine months ended September 30, 2005, cash provided by operations was $170.9 million as compared to $86.5 million for the nine months ended September 30, 2004. Cash provided and used by operations is calculated by adjusting our net income or loss by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, accretion of discount on certain of our outstanding convertible notes, amortization of debt issuance cost, loss or gain from sale of assets, loss from repurchase and redemption of our 1.75% convertible notes due 2007, deferred income taxes, foreign currency exchange loss or gain, minority interest and by changes in assets and liabilities. During the nine months ended September 30, 2005, non-cash related items included $209.6 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $5.8 million from the accretion of discount, $1.7 million from loss on repurchase and redemption of the 1.75% convertible notes due 2007, $3.3 million from the deferred taxes and $3.5 million from the minority interest in income of our subsidiary. Working capital uses of cash included increases in accounts receivable, amounts due from affiliates, inventories and decreases in amount due to affiliates. Working capital source of cash included decreases in other receivables, prepaid expenses and other assets and increases in accounts payable, accrued operating expenses and other payables.
Cash Flows From Investing Activities
     For the nine months ended September 30, 2005, cash used in investing activities was $167.9 million as compared to $208.1 million for the nine months ended September 30, 2004. The primary usage of cash in investing activities was related to the acquisition of property and equipment of $152.0 million during the nine months ended September 30, 2005 and $221.0 million during the same period in 2004. We experienced a decrease in capital expenditure in the nine months ended September 30, 2005 as we focused on extracting better utilization from our existing equipment and benefited from our ability to redeploy assets across the various geographic operating locations to maximize utilization. In the nine months ended September 30, 2005, we acquired $2.6 million of software and licenses. In the nine months ended September 30, 2005 and 2004, we invested in marketable securities which amounted to $26.9 million and $157.1 million, respectively, and received proceeds from the sale or maturity of our marketable securities of $11.6 million and $156.0 million, respectively.

Cash Flows From Financing Activities
     For the nine months ended September 30, 2005, cash used in financing activities was $11.7 million as compared to cash provided by financing activities of $18.3 million for the nine months ended September 30, 2004. During the nine months ended September 30, 2005, $152.6 million was borrowed and $149.7 million was repaid on our borrowings and debts as compared to $44.1 million and $23.9 million, respectively, for the same period in 2004. In the nine months ended September 30, 2005, we repurchased $26.1 million and redeemed $125.9 million aggregate principal of our 1.75% convertible notes due 2007 at an aggregate consideration of $167.3 million. During the nine months ended September 30, 2005, $146.6 million, net of expenses, was provided from the issuance of $150.0 million 7.5% senior notes due 2010. In addition, $10.0 million and $5.8 million of capital lease payments were made during the nine months ended September 30, 2005 and 2004, respectively. During the nine months ended September 30, 2005 and 2004, $13.5 million and $1.2 million, respectively, was provided by the issuance of new shares through the employee share option scheme and the employee share purchase plan.